Results of the Special Meeting

A special meeting of the shareholders of the Marshall Intermediate Bond Fund and the Marshall Short-Term Income Fund, series of the Marshall Funds
Inc was held on October 19, 2005.

The matters voted on by the shareholders of record as of August 31, 2005 and the results of the vote at the shareholder meeting held October 19, 2005 were as follows

1. Approval to amend the Marshall Intermediate Bond Funds fundamental investment limitation to permit investments in financial futures contracts and related options.

Affirmative		Against		Abstain
53,199018.91		   0		   0


2. Approval to amend the Marshall Short-Term Income Funds fundamental investment limitation to permit investments in financial futures contracts and related options.

Affirmative		Against		Abstain
13,907,771.51		   0		   0